Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 2 July 2007

Barclays Recommended Merger with ABN AMRO – Update on Offer

In their announcement of 23rd May, Barclays PLC ("Barclays") and ABN AMRO Holding N.V. ("ABN AMRO") indicated that Barclays' Offer Documentation would be published in July subject to the satisfaction of all preconditions specified in the original press release dated 23rd April.

Good progress continues to be made in relation to the pre-conditions, documentation and regulatory change of control approvals. Since the regulatory review processes relating to the documentation are not yet completed, the AFM has agreed an extension so that an announcement on the availability of the formal Offer Documentation can take place on or before 23rd July, 2007 [1].

This will not impact on the Offer timetable as outlined in the announcement of 23rd April, 2007 and affirmed in the announcement of 23rd May.

This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).

[1] Under the Dutch Securities Market Supervision Decree, the six-week term following the 23rd May 2007 announcement would without extension expire on 5th July 2007.

Enquiries:

ABN AMRO

ANALYSTS AND INVESTORS

Dies Donker +31 20 6287835

Alex van Leeuwen + 1-312-992 0818

Alexander Mollerus +31 20 6287835

MEDIA

Jochem van de Laarschot +31 20 6288900

Neil Moorhouse +31 20 6288900

Piers Townsend +44 207 678 8244

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Barclays

ANALYSTS AND INVESTORS

Mark Merson +44 20 7116 5752

James S Johnson +44 20 7116 2927

MEDIA

Stephen Whitehead +44 20 7116 6060

Alistair Smith +44 20 7116 6132

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.